Pillsbury Winthrop Shaw Pittman LLP

50 Fremont Street  |  San Francisco, CA 94105-2228  |  tel 415.983.1000  |  fax 415.983.1200

MAILING ADDRESS: P. O. Box 7880 | San Francisco, CA 94120-7880

February 17, 2010

Via EDGAR and Facsimile

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0510

Attention: Pamela A. Long, Assistant Director

Re:	Headwaters Incorporated

Form S-4 filed November 23, 2009

File No. 333-163285

Dear Ms. Long:

On behalf of our client, Headwaters Incorporated (the “Company”), we hereby provide the following information in response to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in their letter dated January 27, 2010. Set forth below are the Company’s responses to the Staff’s comments. The number of the responses and the headings set forth below correspond to the numbered comments and headings on the letter from the Staff. Simultaneously with this letter, the Company is filing pre-effective Amendment No. 2 to the Registration Statement on Form S-4 to reflect the Company’s responses to the Staff’s comments. We also enclose for your convenience a marked copy of pre-effective Amendment No. 2 to the Registration Statement on Form S-4.

The Exchange Offer, page 17

Acceptance of Outstanding Notes Tendered; Delivery of Exchange Notes, page 22

1.	We note your response to comment nine in our letter dated December 16, 2009. Your disclosure under this subheading continues to indicate that unaccepted outstanding notes will be returned to the tendering holder “as promptly as practicable” rather than “promptly.” Please revise your disclosure to comply with the requirements of Rule 14e-1(c) of Regulation 14E. Please make conforming changes to your letter of transmittal (Exhibit 99.1), e.g., on pages two and 10.

Response: The Company has revised the relevant disclosure.

United States Securities and Exchange Commission

February 17, 2010

Exhibit 5.1

2.	We note your response to comment 11 in our letter dated December 16, 2009. Please have counsel revise its opinion to define the term “Covered Guarantors,” which is used in the last paragraph on page one of its opinion but does not appear to be defined in the opinion.

Response: Counsel has revised its legal opinion filed as Exhibit 5.1. A revised Exhibit 5.1 legal opinion is filed concurrently with Amendment No. 2.

Exhibit 5.2

3.	Please have counsel delete the qualification in the last paragraph on page two of his opinion that states “I have assumed that there exists no provision in any document that I have not reviewed that is inconsistent with the opinions stated herein.”

Response: Counsel has revised its legal opinion filed as Exhibit 5.2 to delete the above-referenced language. A revised Exhibit 5.2 legal opinion is filed concurrently with Amendment No. 2.

Exhibit 5.3

4.	Please have counsel delete the qualification in the penultimate paragraph on page two of its opinion that states “We have assumed that there exists no provision in any document that we have not reviewed that is inconsistent with the opinions stated herein.”

Response: Counsel has revised its legal opinion filed as Exhibit 5.3 to delete the above-referenced language. A revised Exhibit 5.3 legal opinion is filed concurrently with Amendment No. 2.

Exhibit 5.4

5.	Please have counsel revise its opinion to address the following:

•

Delete the qualification in the sixth paragraph on page two that states “we have assumed, with your permission, that the applicable laws of such state are substantively identical to the laws of the State of Ohio.”

•	Remove the phrase “to our knowledge” where it appears in paragraph number six on page three.

Response: Counsel has revised its legal opinion filed as Exhibit 5.4 to delete and remove the language noted above. A revised Exhibit 5.4 is filed concurrently with Amendment No. 2.

United States Securities and Exchange Commission

February 17, 2010

6.	In view of the qualifications in the first sentence of paragraph (a), please have counsel explain to us why it is necessary to also include the second sentence of paragraph (a) as well as paragraphs (b), (c), (e), and (f). Alternatively, counsel can simply eliminate these paragraphs.

Response: Counsel has revised its legal opinion filed as Exhibit 5.4 to delete the above-referenced paragraphs.

Exhibit 5.6

7.	Please have counsel delete the qualification in the first paragraph on page two of its opinion that states “We have assumed that there exists no provision in any document that we have not reviewed that is inconsistent with the opinions stated herein.”

Response: Counsel has revised its legal opinion filed as Exhibit 5.6 to delete the above-referenced language. A revised Exhibit 5.6 legal opinion is filed concurrently with Amendment No. 2.

8.	In view of the qualifications in subparts (i) and (ii) of paragraph (d) on page three, please have counsel explain to us why it is necessary to include subpart (iii) of paragraph (d) as well as paragraphs (e) and (f). Alternatively, counsel can simply eliminate these paragraphs.

Response: Counsel has revised its legal opinion filed as Exhibit 5.6 to delete the above-referenced paragraphs.

* * *

The Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission

February 17, 2010

Please contact either the undersigned at (415) 983-1032 or Linda C. Williams of Pillsbury Winthrop Shaw Pittman LLP at (415) 983-7334, if you have any questions or comments regarding the foregoing. Thank you for your prompt assistance with this matter.

Very truly yours,

/s/ Patrick Devine
Patrick J. Devine

cc:	Linda C. Williams, Pillsbury Winthrop Shaw Pittman LLP

Kirk A. Benson, Headwaters Incorporated

Harlan M. Hatfield, Esq., Headwaters Incorporated